UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

DUNDEE BANCORP INC.

(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Release dated December 2, 2004

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.

(Registrant)

Date: December 2, 2004	By: /s/ Lili Mance

Lili Mance Assistant Corporate Secretary

DUNDEE BANCORP INC.'S SUBSIDIARY, EUROGAS CORPORATION, ANNOUNCES RIGHTS OFFERING

Toronto, Ontario - December 2, 2004: Eurogas Corporation "Eurogas", (TSXV:  EUG) a 51% owned subsidiary of DUNDEE BANCORP INC. (TSX: DBC.SV.A), issued two news releases dated November 26, 2004 and November 29, 2004.  In those releases, Eurogas updated its shareholders as to the status of its various energy projects, including the development of its underground natural gas storage facility in Spain and its oil and gas exploration activities in Tunisia.  In those releases, Eurogas also indicated that it had finalized the terms of a Rights Offering in order to raise the capital necessary to continue the development of these significant projects, and that Dundee Bancorp had agreed to provide Eurogas with a $2 million credit facility on commercial terms.  Under the Rights Offering, each Eurogas shareholder will be issued rights to subscribe for one common share of Eurogas on December 31, 2004 at $0.39 per share for each common share held, with certain rights of additional subscription.  If all rights are exercised, Eurogas will issue 19,370,174 rights for gross proceeds of $7.6 million.  Dundee Bancorp has advised Eurogas of its intention to fully exercise its rights to subscribe for common shares.

Dundee Bancorp is a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 67% owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Bancorp's real estate activities are conducted through its 86% owned subsidiary, Dundee Realty Corporation, which operates a land and housing business in Canada and the US. Real estate activities also include a 32% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 13.2 million square feet of high quality office, industrial and retail properties across Canada. Resource activities are carried out through wholly owned subsidiary Dundee Resources Ltd.

For further information please contact:

Ned Goodman

Joanne Ferstman

Dundee Bancorp Inc.

Dundee Bancorp Inc.

President & CEO

Chief Financial Officer

Tel: (416) 365-5665

Tel: (416) 365-5010